UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Interim Results for the Six Months Ended June 30, 2025

The unaudited financial results for the six months ended June 30, 2025 (“Interim Results”) of NewGenIvf Group Limited (“NewGen”) and its subsidiaries (collectively, the “Company”) is furnished as Exhibit 99.1 to this report on Form 6-K.

Statement Regarding Unaudited Financial Information

The unaudited financial information set out in this earnings release is subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work is performed for the Company’s year-end audit, which could result in significant differences from this unaudited financial information.

EXHBIT INDEX

Exhibit No.	Description
99.1	NewGenIvf Group Limited’s Unaudited Financial Results for the Six Months Ended June 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2025

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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